UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2025

Juvenal Victor Fontes Dos Santos
President
Venyra Corp
1309 Coffeen Avenue STE 1200
Sheridan, Wyoming 82801

Re: Venyra Corp
Registration Statement on Form S-1
Filed July 18, 2025
File No. 333-288757

Dear Juvenal Victor Fontes Dos Santos:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Because our sole officer and director will only be devoting limited time to our operations..., page 18

1. You indicate that your sole officer and director will devote limited time to your operations, but then state that he will be devoting approximately 40 hours per week to your operations. Please clarify why you consider 40 hours per week to be insufficient time that may lead to the risks discussed.

Because we do not plan to register our common stock under the Exchange Act..., page 20

2. Please note that a company reporting under Section 15(d) is required to file current reports on Form 8-K. Remove your disclosure stating otherwise.

Dilution, page 24

3. Please revise the table to present amounts in the proper number format. For example, revise the % dilution amount to be in the format of a percentage. Please confirm that the percentages are properly calculated. In addition, the number of shares after offering held by public investors and total shares issued and outstanding should not be formatted with dollar signs. Please revise the table accordingly.

Description of Business, page 26

4. Please revise this section to describe what steps need to be taken to develop your planned platform and its key features, the timelines for each step and associated costs. Under "Plan of Operation," discuss the the level of operations or completion of steps you would expect to achieve with each level of proceeds from the offering.

5. You indicate that you entered into an API Development Agreement on May 26, 2025 for the development of your AI Business Plan Generator and expect the API to be completed by the end of July 2025. Please disclose the material terms of the agreement, file the agreement as an exhibit and update the expected completion date.

6. Please discuss whether the AI technologies you plan to integrate into your planned products would be proprietary or would use third party open-source AI algorithms. Describe how AI technologies would be used in your planned products and the costs to use them. Update your risk factor disclosure to discuss the risks with using third party AI technologies.

7. It appears premature to discuss competitive advantages of your planned operations in light of your current stage of development and capital resources. Please revise.

8. The address you indicate is the location of your office space appears to be a virtual office that provides mail forwarding services. Please clarify your disclosure.

Directors, Executive Officers, Promoters and Control Persons, page 36

9. Please revise the biography of Mr. Fontes Dos Santos so that it clearly covers his business experience for the last five years. For example, it is not clear how long he worked at the Valencia-based technology startup, where he subsequently worked before becoming Venyra's sole officer and director in February 2025 or whether he has any other current occupation.

Exhibits

10. Please resubmit Exhibit 5.1 in a format that is text searchable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Kathleen Krebs at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas C. Cook, Esq.